Repligen Corporation

41 Seyon Street, Building #1, Suite 100

Waltham, Massachusetts 02453

September 9, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

RE:	Repligen Corporation

Supplemental Response to Form 10-K for the Year Ended March 31, 2008

Filed March 31, 2009

File No. 000-14656

Dear Mr. Riedler:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated July 14, 2009 (the “Comment Letter”) to Dr. Walter C. Herlihy, Ph.D., President, Chief Executive Officer and Director of Repligen Corporation (“Repligen” or the “Company”), with respect to the Company’s Supplemental Response to Form 10-K for the fiscal year ended March 31, 2008, filed May 29, 2009. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Form l0-K for year ended March 31, 2008

Item 1. Business, page 3

1.	Please provide us with an analysis supporting your determination that you were not substantially dependent on your agreement with Applied as of March 31, 2008. Your analysis should focus on the facts and circumstances as of March 31, 2008. If you had reason to believe that your dependence of this agreement would decline after March 31, 2008, this information may be relevant but would not be determinative.

RESPONSE: We respectfully advise the Staff that our rationale for determining that Repligen Corporation was not materially dependent upon Applied as of March 31, 2008 is based on an assessment of:

•	the nature of our business as a development stage research and development biotechnology company and how these revenues are viewed internally in relation to the long term success of the organization;

•	the materiality of the relationship compared to our overall operations at March 31, 2008;

•	the potential impact a disruption of that relationship would have on our results and financial position.

Most development stage biotechnology companies do not have an identifiable revenue source, but rather rely to a great extent on the capital markets to fund operations as they advance their clinical products to the market. This was especially the case as of March 31, 2008 prior to the credit crisis. Repligen is no different than our peers in this regard and has historically accessed the capital markets for such funding. Fortuitously, the Company historically has also had product line revenue which partially funds operations and Applied is a customer in this regard. Further, as discussed below, our intellectual property assets have become a much greater source of funding as well. Our core focus, however, remains our research and development operations, and even a complete deterioration in revenue from Applied would not materially detract the Company from continuing to pursue those goals as we would follow the traditional development stage biotechnology model of accessing the capital markets.

Further, during the fiscal year ended March 31, 2008, the Company, as disclosed in Note 10 in our Form 10-K, successfully entered into a Settlement Agreement with ImClone Systems, Inc. that yielded $40,170,000 in net proceeds for the Company. The proceeds from this settlement agreement, in addition to the $18,587,000 of revenue, totaled $58,757,000 of funding from operations for the Company in fiscal 2008. Applied, therefore, represented less than 5% of that funding. Conversely, our largest customer, GE Healthcare, still represented nearly 20% of this total. In addition, the company announced a significant settlement agreement with Bristol-Myers Squibb on April 7, 2008, as disclosed in Note 12 in our Form 10-K, that we believe will result in cash flows far in excess of the ImClone settlement over the coming years. As a result, and in recognition of the fact that we were seeing Applied revenues trend downward during this timeframe, we did not consider the Company to be financially dependent upon Applied as of March 31, 2008.

2.	We note your response to our prior comment 2. Please provide proposed disclosure to include information regarding the expiration of the agreement and each party’s termination rights thereunder. We note that your Form 10-K for the fiscal year ended March 31, 2009 filed June 11, 2009 does not contain this information.

RESPONSE: We respectfully advise the Staff that we would propose to include in the Company’s annual report on Form 10-K for the year ended March 31, 2010, the following disclosure regarding the material terms of the license agreement with the University of Michigan. All proposed changes to such disclosure compared to previously submitted disclosures in our annual report on Form 10-K for the year ended March 31, 2009 to incorporate the Staff’s recommendations are highlighted in bold italic print:

“CTLA4-Ig

CTLA4 is a key regulator of the activity of the immune system. CTLA4 “turns off” the immune system after it has successfully cleared a bacterial or viral infection by blocking the activation of T-cells, the immune cells responsible for initiating an immune response. In the 1990’s, our collaborators at the University of Michigan (“Michigan”) and the U.S. Navy demonstrated in animal models that a fusion protein consisting of fragments of CTLA4 and an antibody (“CTLA4-Ig”) could be used to treat certain autoimmune diseases. This research finding resulted in the granting of U.S. patent No. 6,685,941 (“the ‘941 Patent”) covering the treatment of certain auto-immune disorders including rheumatoid arthritis with CTLA4-Ig. The ‘941 Patent is owned by Michigan and exclusively licensed to Repligen until the expiration of the patent in February 2021. In consideration of this exclusive license, Repligen agreed to pay Michigan 15% of all royalty income received, after deducting legal expenses. There are no annual or other fees associated with this agreement. Repligen is not currently, nor do we anticipate developing any products under this agreement. As a result, the primary remaining obligations of Repligen under this agreement are to remit 15% of royalty income received to Michigan and to fund patent prosecution costs as they arise. This agreement may be terminated by either party at any time, although Repligen’s obligation to remit 15% of royalty income received extends beyond any termination. Under this agreement, since its inception through fiscal year 2009, Repligen has paid $1.1 million to the University of Michigan. CTLA4-Ig’s mechanism of action is different from the current therapies for autoimmune disease or organ transplant rejection, thus it may provide a treatment for patients who are refractory to existing therapies.”

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 250-0111.

Sincerely,

/s/ William J. Kelly
William J. Kelly
Chief Financial Officer

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